EXHIBIT V
PRESS RELEASE
JUNE 11, 2004

OCR - HISTORICAL FIGURES IN USD
OCEAN RIG PRESENTS HISTORICAL COMPARISON FIGURES IN USD FOLLOWING THE ANNOUNCED CONVERSION TO USD REPORTING

As earlier announced, all entities in the group except for Ocean Rig ASA have changed their functional currency from NOK to USD as of January 1, 2004. Ocean Rig ASA still has NOK as its functional currency. As a consequence the Ocean Rig group changed its reporting currency from NOK to USD with effect from January 1, 2004. The background for the change in functional currency was that the company's material assets are valued and financed in USD and that all of the revenues and a significant proportion of the expenses are denominated in USD. The following principles have been applied when converting figures relating to previous periods to USD:

Income statement items are converted on a quarterly basis applying the average exchange rate for the quarter. Balance sheet items are converted at balance sheet date exchange rates.

Ocean Rig owns and operates two of the world's largest and most modern drilling-rigs, built for ultra deep waters and extreme weather conditions. The units are currently operating offshore Angola and Cuba.

Income statement and balance sheet comparison figures in USD for the full years 1996 to 2003 can be downloaded from the following link. Quarterly figures for the period 2001 to 2003 are also included in the Excel-file.

OCR - HISTORICAL FIGURES IN USD (XLS)

NOTE: THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS (WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND
SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) WHICH REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO CERTAIN FUTURE EVENTS AND FINANCIAL PERFORMANCE. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. THE FOLLOWING IMPORTANT FACTORS, AMONG OTHER, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS: (I) THE LIMITED OPERATIONS AND OPERATING HISTORY OF THE COMPANY; (II) THE FAILURE OF THE BINGO 9000 DESIGN TO PERFORM SATISFACTORILY OR THE COMPANY'S FAILURE TO ADEQUATELY PROTECT THE PROPRIETARY NATURE OF THE BINGO 9000 DESIGN; (III) THE COMPANY'S SIGNIFICANT LEVERAGE OR INABILITY TO GENERATE SUFFICIENT CASH-FLOW TO MEET ITS DEBT SERVICE REQUIREMENTS; (IV) THE COMPANY'S INABILITY TO MEET ANY FUTURE CAPITAL REQUIREMENTS; (V) THE COMPANY'S INABILITY TO RESPOND TO TECHNOLOGICAL CHANGES; (VI) THE IMPACT OF CHANGED CONDITIONS IN THE OIL AND GAS INDUSTRY; (VII) THE OCCURRENCE OF ANY ACCIDENTS INVOLVING THE COMPANY OR ITS ASSETS; (VIII) CHANGES IN GOVERNMENTAL REGULATIONS, PARTICULARLY WITH RESPECT TO ENVIRONMENTAL MATTERS; (IX) INCREASED COMPETITION OR THE ENTRY OF NEW COMPETITORS INTO THE COMPANY'S MARKETS; AND (X) UNFORESEEN OCCURRENCES IN ANY OF THE AREAS IN WHICH THE COMPANY MAY CONDUCT ITS OPERATIONS, SUCH AS WAR, EXPROPRIATION, NATIONALIZATION, RENEGOTIATION OR NULLIFICATION OF EXISTING LICENSES OR TREATIES, TAXATION AND RESOURCE DEVELOPMENT POLICIES, FOREIGN EXCHANGE RESTRICTIONS, CHANGING POLITICAL CONDITIONS AND OTHER RISKS RELATING TO FOREIGN GOVERNMENTAL SOVEREIGNTY OVER CERTAIN AREAS IN WHICH THE COMPANY WILL CONDUCT OPERATIONS. DUE TO SUCH UNCERTAINTIES AND RISKS, INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON SUCH FORWARD-LOOKING STATEMENTS. REFERENCE SHOULD BE MADE TO THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

For further information, please contact Christian Mowinckel, SVP Finance, tel: +47 51 96 90 00.

Stavanger, June 11, 2004
Ocean Rig ASA



                                       38